Exhibit 99.1

Double Hull Tankers, Inc. Reports Fourth Quarter 2005 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, Feb. 28, 2006 - Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from October 18, 2005 to December 31, 2005. Total revenues for this period were $20.2 million and net income was $9.5 million, or $0.32 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.43 per share, which will be paid on March 24, 2006 to shareholders of record as of the close of business on March 10, 2006.

Background

On October 18, 2005, having completed its initial public offering, DHT acquired seven double hull crude oil tankers from Overseas Shipholding Group, Inc. (OSG) and commenced operations as an independent tanker company. DHT’s modern fleet consists of three Very Large Crude Carriers (VLCCs) and four Aframax tankers.

From the same date, all seven vessels have been chartered to OSG for periods ranging from five to six and one-half years. OSG in turn employs the vessels in the largest commercial tanker pools in their respective segments; the three VLCCs in the Tankers International (TI) pool and the four Aframaxes in the Aframax International (AI) pool. DHT receives a base charter hire and will, through profit sharing agreements, benefit from the vessels’ earnings, if any, in the pools over and above the base charter hire rates. The technical operations of the vessels (crewing, maintenance, repairs, drydockings etc.) are conducted by a subsidiary of OSG at substantially fixed costs to DHT.

Fourth Quarter Results

Total revenues of $20.2 million consist of $14.7 million in base charter hire revenue and $5.5 million in additional hire under our profit sharing arrangements with OSG. Of the additional hire, $2.9 million relates to the VLCCs and $2.6 million relates to the Aframax vessels. For the period from October 18 to December 31, DHT’s VLCC and Aframax tankers achieved average time charter equivalent (TCE) earnings in the commercial pools of $70,000 and $43,300 per day, respectively, according to data from the commercial pools. In general, through the profit sharing agreement, DHT earns 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the period from October 18, 2005 to December 31, 2005 were $50,300 and $30,200 per day for the VLCCs and Aframax vessels, respectively.

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the period, or “revenue days”. In the period from October 18 to December 31, 2005, the vessels’revenue days were 222 for the VLCCs and 298 for the Aframax vessels.

DHT’s vessel expenses, including insurance costs, were $3.7 million for the period from October 18 to December 31, depreciation and amortization expenses were $3.5 million and general and administrative expenses were $0.7 million.

Net finance expenses, including amortization of deferred debt issuance costs, were $2.8 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 18, 2010. The term loan is non-amortizing until October 18, 2010.

Business Update

The market rates for VLCCs and Aframaxes were strong in the fourth quarter of 2005, although lower than in the same quarter of the previous year. For 2006, the market has started well, with daily rates above the base charter hire rates in DHT’s charter arrangements with OSG for both the VLCCs and Aframaxes. We expect to see normal seasonal declines towards the end of the winter season, resulting in lower utilization and daily rates through the summer period until the seasonal upturn in the last quarter of the year.

Based on fundamental demand and supply analysis, we expect that there may be less of a seasonal upturn than the one experienced in 2005. Overall, we expect the utilization of tanker vessels to be somewhat lower in 2006 than 2005. This is a result of the substantial number of newbuildings being delivered and the limited increase in transportation demand due to the effect that higher oil prices may have on the world economy.

In 2006 we expect that an increased diversity in oil trading patterns may lead to dislocation of long haul tonnage, which in turn could result in greater daily charter rate volatility than normal. We expect growth in long haul transportation to be adversely affected by an increase in short haul transportation demand, which is likely to result from new crude oil pipelines that are coming on stream in the next year. On the other hand, we expect the demand by charterers for double hull vessels to increase at the expense of single hull vessels.

Drydocking

All vessels are subject to periodic drydocking, for the purpose of special survey and other maintenance requirements. In 2006, 2 VLCCs are subject to drydocking. In addition, 2 Aframax vessels will be subject to interim inspections. This is expected to lead to 24 days of scheduled off hire for the VLCCs and 4 days for the Aframaxes, all in the second half of the year.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS*
($ in thousands except per share amounts)

October 18 to
December 31, 2005

Shipping revenues	$20,173

Vessel expenses	3,675
Depreciation and amortization	3,478
General and administrative	746

Total vessel operating expenses	7,899

Income from vessel operations	12,274
Interest income	67
Interest expense and amortization of deferred
debt issuance cost	2,872

Net income	$9,469

Basic net income per share	$0.32
Diluted net income per share	$0.32

Weighted average number of shares (basic)	30,006,250
Weighted average number of shares (diluted)	30,008,190

* Comparative financial information for the fourth quarter of 2004 is not included because this information pertains to operations of DHT’s predecessor and because DHT operated as an independent company only for part of the fourth quarter of 2005. Quarterly comparative information is therefore not meaningful.

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

December 31, 2005

Current Assets
Cash and Cash Equivalent	$15,893
Voyage receivables from OSG	5,506
Prepaid Expenses	281
Prepaid Technical Management Fee to OSG	1,324
Total Current Assets	23,004

Vessels, net	339,491
Deferred debt issuance cost	1,567

Total Assets	$364,062

Current Liabilities
Accounts payable and accrued expenses	$3,895
Unrealized loss on interest rate swap	807
Deferred Shipping Revenues	6,126
Total Current liabilities	10,828

Long term debt	236,000

Shareholders equity	117,234

Total Liabilities and Shareholders’ Equity	$364,062

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 1 pm ET on February 28, 2006 to discuss the results for the quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (800) 573-4752 within the United States and +1-617-224-4324 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 3:00 p.m. ET on Tuesday, February 28, 2006 through midnight ET on March 7, 2006 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The password for the replay is 12672975. A webcast of the replay will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.” All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our prospectus included in our registration statement on Form F-1 entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov. These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
   Phone: +47 412 92 712
   E-mail: eu@tankersservices.com